November 2, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Lithium Exploration Group, Inc.
Registration Statement on Form S-1
Filed July 29, 2011
File No. 333-175883

Dear Mr. Gilmore:

                We are responding to comments contained in the staff letter, dated August 25, 2011, addressed to Alexander Walsh, the President and Principal Executive Officer of Lithium Exploration Group, Inc., with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2011.

              The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Registration Statement on Form S-1

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response

To extent applicable, we have revised the registration statement in accordance with the staff’s comment.

2.

If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Response

To extent applicable, we have revised the registration statement in accordance with the staff’s comment.

3.

Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

Response

The Company will comply with the staff's comment.

4.

Please revise to discuss in reasonable detail on your Prospectus Cover Page and in your “Prospectus Summary” and “Business” sections that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see the Prospectus Cover Page, page 3 and page 21.

5.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Response:

The financial statements and related disclosures have been updated in accordance with the Staff’s comment. Please see pages 15-19 and pages F-1 through F-28.

6.

Please ensure that all your disclosure is accurate and up-to-date. In this regard, we note for example, and without limitation, that you indicate that the securities purchase agreement filed as Exhibit 10.7 is dated April 29, 2011.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 47.

7.

We note that your sole officer and all your directors reside in Arizona. Please discuss how often your sole officer intends to visit the properties, which are located in Alberta, Canada and Salta Province, Argentina within the next one to two years.

Response:

Not all of our directors reside in Arizona. Brandon Colker resides in California.

Our President, CEO and director Alex Walsh will visit Canada quarterly. Mr. Walsh may visit Argentina/Chile semi-annually if necessary, however much of the work related to the Argentina property will be done by consultants based in Santiago, Chile and will not require additional oversight. The registration statement has been revised to include this information. Please see page 32.

8.	Explain to us each of the following items:

	•	who prepared the registration statement;

	•	what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

	•	who created the business plan which is described;

	•	how and when Mr. Walsh first came to be affiliated with the company; and

	•	whether Mr. Walsh has visited the properties in Alberta, Canada and Salta Province, Argentina.

We may have additional comment based on your response.

Response:

The registration statement was prepared by attorneys at the law firm of Sichenzia Ross Friedman Ference LLP. In preparing this registration statement our attorneys relied on our SEC filings on EDGAR as well as discussions with our sole officer and the selling stockholder. Alex Walsh, our President, CEO and director prepared the business plan. Mr. Walsh became our CEO in November 2010 to bring assets via merger and advance projects. Mr. Walsh has twice visited our property in Alberta, Canada and has visited our property in Salta Province, Argentina once.

9.

As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Mr. Walsh did not agree to purchase shares of the company or to serve as an officer or director of the company at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

Response:

Mr. Walsh did not agree to purchase shares of the company or to serve as an officer or director of the company at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity, and he has no such present intention. The registration statement has been revised to include this information. Please see page 38.

10.

If any of the following individuals has any experience in the marketing or sale or creating of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

	•	Messrs. Walsh, Jazwinski and Colker;

	•	named legal counsel;

	•	those responsible for Mr. Walsh’s connection with the company; and

	•	any others who participated in the preparation of the prospectus disclosure.

Response:

None of these individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.

11.

If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Response:

None of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.

12.	Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

Response:

Substantial investment will be required to move the Company toward the production of minerals. This may require bringing in a partner to make the necessary investment but there are no plans at this time for any form of partnership or merger. The registration statement has been revised to include this information. Please see page 8.

13.

We note your disclosure that you do not have any employees and that Alexander Walsh is retained as a consultant. Please advise us of the provisions of Nevada law and your articles of incorporation and bylaws that allow you to retain your officers on a consulting basis and not employees.

Response:

There are now two employees of the Company. Alex Walsh as CEO is paid $10,000 per month for his day to day management of the Company, and also received a one-time payment of 2,000,000 shares of our common stock, valued at $7.65 per share, as consideration for services provided to us as our director and officer. Shanon Chilson is employed as an administrative assistant and controller. The registration statement has been revised to include this information. Please see pages 23 and 32.

14.

We note your Form 8-K filed April 27, 2011 that furnishes a letter to shareholders dated April 27, 2011, which states in part that you are aware of “various organizations, websites and paid analysts [that] have been promoting [your] stock.” We also note that one such publication (“The Next Exxon,” published by The Stock Detective, available at http://www.thestockdetective.com/lexg/) appears to have been paid for by Gekko Industries, which indicated that Gekko Industries owns approximately 10% of your outstanding common stock. Please address the following:

	•	please advise us as to whether the two entities names Gekko Industries are the same entity;

	•	please revise your table at page 33 under “Security Ownership of Certain Beneficial Owners and Management” to account for Gekko Industries’ holdings, or tell us why you do not need to;

	•	please indicate whether you or any of your predecessors or affiliates have had or have a material relationship with Gekko Industries; and

•

please revise your disclosure where appropriate to indicate whether any of your advertising expenses included payments (a) to Gekko Industries relating to “The Next Exxon” or (b) in respect of any other similar publication.

Response:

We have not paid for any publication promoting our stock. Gekko Industries owns 5,000,000 restricted shares of our common stock. The registration statement has been revised to reflect this information. Please see page 38. We are unsure as to whether the two entities named Gekko Industries are the same entity. We are unaware of any material relationship between any of our predecessors, affiliates, officers, or directors and Gekko Industries. None of our advertising expenses included payments (a) to Gekko Industries relating to “The Next Exxon” or (b) in respect of any other similar publication.

15.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:

The total dollar value of the securities underlying the convertible note that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on the date of the sale of the convertible note) is $3,838,554.00. Please see page 7 and page 39.

16.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of convertible notes.

Response:

Entity Receiving Payment	Amount of Payment	Form of Payment
Hagen Investments Ltd.	$270,000.00[1]	Cash[2]

1The selling shareholder is entitled to interest payments at a rate of 12% per annum on any unconverted principal amount, payable on the maturity date (December 28, 2012). This figure represents the total interest payable if no principal amount has been converted on the maturity date.

2At the Company’s option and subject to certain conditions stated in the debenture interest may be paid in shares of the Company’s common stock on the maturity date.

No additional payments are or will be payable by us to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transaction. As the interest on the convertible notes is payable at maturity, there will be no payments to the selling shareholder or any of its affiliates in the first year following the sale of convertible notes. After legal expenses we received net proceeds of $1,475,000.00 from the sale of the convertible notes. The registration statement has been revised to include this information. Please see page 7.

17.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately;

		•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

		•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

			-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

		•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible numbers of shares the selling shareholder may receive; and

		•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

Market	Conversion	Underlying	Total Market	Total	Total
Price/Share	Price/Share	Shares	Price	Conversion	Discount
				Price
$1.48	$0.83	1,807,229	$2,674.698.80	$1,500,000.00	$1,174,698.80

The registration statement has been revised to include this information. Please see page 7.

18.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The follow table represents the total possible profit to be realized as a result of any conversion discounts for securities underlying the warrants:

Market	Exercise	Underlying	Total Market	Total	Total
Price/Share	Price/Share	Shares	Price	Conversion	Discount
				Price
$1.48	$0.913	1,204,819	$1,783,132.12	$1,100,000.00	$683,132.12

The registration statement has been revised to include this information. Please see page 7.

19.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

	•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

	•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 16;

	•	the resulting net proceeds to the issuer; and

	•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments 17 and 18.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments as disclosed in response to comment 16 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 17 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

Gross Proceeds	Payments	Net Proceeds	Total Possible Profit to
			Selling Shareholder

$1,500,000.00	$25,000.00[1]	$1,205,000.00	$1,857,830.92
	$270,000.00[2]

1Legal Fees
2Maximum interest payable at maturity

Possible payments disclosed in response to comment 16 ($270,000.00) +Total possible discount to the market price of the shares underlying convertible note ($1,174,698.80) = $1,444,698.80.

$1,444,698.80/net proceeds to issuer ($1,205,000.00) = 120%

This resulting percentage averaged over the term of the note (18 months) = 6.66% / month

The registration statement has been revised to include this information. Please see page 7.

20.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

	•	the date of the transaction;

	•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

There are no prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

21.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company and affiliates of the selling shareholder;

	•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•

the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

	•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•	behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Response:

The registration statement has been revised to include the following table. Please see page 42.

Shares	Shares registered	Shares registered		Shares registered
outstanding prior	for resale by	for resale by	Shares sold in	for resale on
to convertible	selling	selling	registered resale	behalf of selling
note transaction	shareholder or	shareholder or	transaction by	shareholder or
other than selling	affiliates in prior	affiliates that	selling	affiliates in the
shareholder and	registration	continue to be	shareholder or	current
affiliates	statements	held	affiliates	transaction
51,150	0	0	0	3,939,759

22.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

	•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether based on information obtained from the selling shareholder—the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

		•	the date on which the selling shareholder entered into that short position; and

•

the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

It is our understanding that the selling stockholder intends to convert the debentures, in which case we would not be required to make payments on the overlying securities. In the event that the selling stockholder does not convert the debentures, we will be unable to make payments on the overlying securities. It is our understanding that the selling shareholder has no existing short position in the company’s common stock. The registration statement has been revised to include this information. Please see page 7.

23.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

A complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) is included on page 7 under the heading “Selling Stockholder Financing Transaction.” No other arrangements exist.

All agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes have been included as exhibits 4.1, 10.7, 10.8, 10.9, 10.10, 10.11 and 10.12 to the registration statement. Please see page 47.

24.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholder” section of the prospectus.

Response:

$1,500,000 of convertible debentures were issued carrying an interest rate of 12% per annum and are convertible at $0.83 per share. The debentures mature and are due 18 months after the original issue date. The total interest on the debentures is $270,000 and may be converted into shares at the same rate as the principal. Therefore the total number registrable shares underlying the debentures is equal to ($1,500,000 + $270,000)/$0.83 = 2,132,530. Additionally, in connection with the convertible debentures we issued warrants to purchase 1,807,229 shares, which are also being registered. Combined with the shares underlying the debentures, we are seeking to register a total of 3,939,759 shares. Please see page 6.

25.

With respect to the shares to be offered for resale by the selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

Hugh O’Neill exercises sole voting and dispositive powers with respect to the shares to be offered by Hagen Investments, Ltd. Please see page 42.

Prospectus Summary, page 3

26.

Please revise the first full paragraph under “Lithium Exploration Group, Inc.” to clarify what interests the company currently holds, and the material terms of those interests. For example, clarify, if true, that you do not currently own any interests related to claims in Nevada or British Columbia. As another example, clarify the nature of and discuss the material terms of your “undivided 100%” right, title and interest in and to certain mineral permits located in the Province of Alberta, Canada” and your option to “acquire an undivided 60% interest in certain mineral claims known as the Salta Aqua Claims located in Salta Province, Argentina.” Discuss what steps you must take in order to fulfill your obligations with respect to the agreements governing these interests, including any moneys you have paid or must pay and/or work you have performed or must perform. Make similar revisions on page 19 and in other applicable places in the filing. In this regard, delete the Nevada claims from your “Current Business” section on page 19 if they are not part of your current business.

Response:

The registration statement has been revised in accordance with the Staff’s comments. Please see page 5 and page 21.

27.

We note your disclosure that you have not generated revenues since inception. Please revise your disclosure to discuss how you have funded operations since inception and how you intend to fund operations for the next twelve months, including the remaining payments in respect of your agreement with Glottech-USA, LLC. Please make any corresponding changes in your “Business” section.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 3, 5, 21, and note 5 on F-17.

28.	In this regard, please revise your disclosure to describe the substantive steps and timeline for you to further your mining exploration program.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 5.

Selling Stockholder Financing Transaction, page 5

29.	Please identify the investor referenced in this section.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 7.

30.	Please revise your disclosure to describe the reasons why Alexander Walsh has entered into the guaranty and pledge agreement.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 7.

Risk Factor, page 5

31.	Clarify the statement on page 6 that you “have found lithium” to specify the quantity and nature of the lithium you have found.

Response:

This statement and all similar references to having found lithium have been removed from the registration statement.

32.	Please revise the risk factor at page 7 beginning “If we are unable to hire and retain…” to indicate that you currently have no employees and that Alexander Walsh is retained no a consulting basis.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 9.

33.	Please provide the basis for including the risk factor at page 10 beginning “Our compliance with the Sarbanes-Oxley Act…” in view of the fact that you are already a reporting company.

Response

The risk factor has been revised in response to the Staff’s comment. Please see page 12.

Management’s Discussion and Analysis or Plan of Operation, page 13

34.	Please revise your document so that the discussion regarding Glottech-USA’s technology, as discussed on pages 13 and 19 for example, are found in one place.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 21.

35.

In this revised discussion regarding Glottech-USA’s technology, disclose whether you have had any discussions or agreements with oil and gas producers to treat and dispose of their produced water while monetizing the minerals that are contained therein. In this regard, please explain the basis for the statement on page 22 that you have rights to any minerals produced from the activities of Barrick Energy Inc, Paramount Resources. Signalta Resources Ltd, Penn West Petroleum Ltd and Canadian Natural Resources Ltd in the Valleyview Property.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 21.

36.

Please revise your disclosure to indicate whether the pledge by Alexander Walsh in respect of your agreement with Glottech-USA, LLC has been memorialized in writing and, if so, please file the agreement as an exhibit to your next amendment.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 21.

37.	Please indicate whether any relationship exists between Glottech-USA, LLC and you, your officer and/or your directors.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 21.

38.

We note your disclosure under “-Results of Operations” relating to the management fees and professional fees. Please revise your disclosure to identify the recipient of such fees and to describe why such fees represent a significant percentage of your operating expenses, in particular in view of your operations generally.

Response:

This disclosure is no longer relevant to our current business and has been removed from the registration statement.

39.	Discuss in sufficient detail the nature of your mining expenses, both under “-Results of Operations” starting on page 15 and under “Plan of Operation” on page 16.

Response:

This disclosure is no longer relevant to our current business and has been removed from the registration statement.

40.

In this regard, please provide the basis for your statement at page 17 that you “have minimal operating costs and expenses…due to [y]our limited business activities” in view of the amounts of your management, professional and mining fees.

Response:

This disclosure is no longer relevant to our current business and has been removed from the registration statement.

Employees, page 28

41.	Please revise your disclosure to describe in more detail the “various company activities” Jon Jazwinski and Brandon Colker perform.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 32.

Management, page 28

42.	Please revise your disclosure to describe AW Enterprises’ business.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 32.

43.	Please revise to describe whether any of your directors are independent and, if so, identify such directors.

Response:

Jonathan Jazwinski and Brandon Colker are independent directors. The registration statement has been revised to include this information. Please see page 33 and page 34.

44.

We note your statement on page 30 that “Other than as disclosed above, during the last 5 years, none of our directors held any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.” It is not obvious from your disclosure “above” the companies with which your directors are involved that have a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. Please revise the directors’ biographies to clarify.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 34.

Security Ownership of Certain Beneficial Owners and Management, page 33

45.	Please tell us all the facts and circumstances as to how Mr. Walsh obtained the 27 million shares held as of July 26, 2011.

Response:

Mr. Walsh received 25,000,000 shares from our former president. The date of this transaction was November 30, 2010, and the shares were ministerially transferred in February 2011. Mr. Walsh received 2,000,000 shares as a one-time management fee on April 27, 2011. The registration statement has been revised to include this information. Please see page 38.

Plan of Distribution, page 36

46.

We note your statement at page 37 that in “no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).” Please revise your disclosure to explain the genesis of this proscription.

Response:

This statement has been removed from the registration statement.

Selling Stockholder, page 38

47.

Please indicate the nature of any position, office or other material relationship which the selling shareholder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

Response:

The selling shareholder has had no material relationship within the past three years with the issuer or any of our predecessors or affiliates, aside from the purchase of the securities overlying the registered securities. The registration statement has been revised to include this information. Please see page 42.

48.	Please revise your disclosure to indicate whether the selling shareholder is a broker- dealer or an affiliate of a broker-dealer.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 42.

Exhibits, page 43

49.

Please ensure that all filings from which you are incorporating by reference are the filings which contain the document that are purportedly being incorporated by reference. For example, and without limitation, we note that Exhibit 10.7 was not filed with your Form 8-K filed on June 29, 2011.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 47.

50.

We note, for example, and without limitation, that Exhibit 10.7 is not signed and that Exhibit 10.11 is incomplete (see the preamble to the agreement). You may not incorporate by reference unsigned or otherwise incomplete exhibits. See Instruction 1 to Item 601 of Regulation S-K. Please refile complete, executed exhibits as applicable.

Response:

These exhibits have been re-filed.

51.

Please file the agreement memorializing the consulting arrangement you have with Alexander Walsh. In this regard, we note your reference at page 32 to a management agreement. In addition, if you have any agreements regarding the compensation of Messrs, Colker and Jazwinski, please file these.

Response:

The management agreement was terminated in September 2011. We do not have any written agreements regarding the compensation of Messrs. Colker and Jazwinski. The registration statement has been revised to include this information. Please see page 36.

52.	Please file the agreement memorializing the debt arrangement you have with Alexander Walsh referenced at page 33.

Response:

The original debt arrangement was with a former director and officer of the Company, as described in our filing. The debt was assigned to Alexander Walsh by such party. As a result, no additional agreement was entered into between the Company and Mr. Walsh.

Recent Sales of Unregistered Securities, page 41

53.

We note that on April 28, 2011, you issued 190,476 shares of common stock in a private placement to an unrelated off-shore investor at $5.25 per share. Please tell us how the value of the shares were determined or negotiated. In addition, please disclose the value of the shares issued in the other transactions that took place on April 28, 2011, and how the value of those securities was determined.

Response:

The value of all of these shares was determined by taking the average share price of the common stock over the five days preceding the issuance ($6.23). We and the investor negotiated a discount to this price ($5.25), pursuant to standard industry practices for similar transactions. Given the restricted status of the private placement shares and the fact that the investor did not obtain registration rights for their investment, the discount to the market price was warranted in these circumstances. The registration statement has been revised to include this information. Please see page 45.

Undertakings, page 44

54.	Please revise to ensure that you provide all the undertakings set forth in Item 512 of Regulation S-K. For example, and without limitation, we note Item 512(a)(l)(iii) of Regulation S-K.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 48.

Signatures, page 45

55.

Please revise to ensure that the registration statement is signed by your principal accounting officer and your principal financial officer or persons performing similar functions. See Instruction 1 to Signatures on Form S-1.

Response:

Alex Walsh has signed the registration statement in his capacity as principal accounting officer and principal financial officer. Please see page 49.

Exhibit 5.1

56.	Please obtain and file a new legality opinion that references the registration statement precisely.

Response:

The opinion letter has been revised in response to the staff’s comment. Please see Exhibit 5.1.

Engineering Comments

General

57.

We note that your website and some press releases refer to mineral estimates that are not recognized by the SEC. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 5-1 or Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgarshirni.

Please indicate the location of this disclaimer in your response.

Response:

We have revised our website to include the cautionary language, which appears at the bottom of the following links:

http://www.lithiumexplorationgroup.com/Valleyview-Project.php

http://www.lithiumexplorationgroup.com/Salta-Project.php

Future press releases will include this language as well.

Risk Factors page 8

58.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 10.

Technology Description page 19

59.

Please tell us if the processing technology you discuss in your filing is used at similar projects to extract lithium, potassium, and magnesium and how you have made the determination that this processing technology is suitable for you project.

Response:

The technology is designed to separate suspended solids from water (brine). The processing of that slurry, cake, or powder is an additional step so their experience in the lithium business is irrelevant as they are merely a vendor and one step in the process that we are taking to produce commercially viable minerals. This is a pilot unit and they have no other units in production right now. The registration statement has been revised to include this information. Please see page 21.

Properties page 21

60.

In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 24 and page 29.

61.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 24 and page 29.

62.	In an appropriate location of your filing please provide a short summary of the permits and/or operational plans required to perform exploration or operational activities on your properties.

Response:

The registration statement has been revised in accordance with the Staff’s comment. Please see page 24 and page 29.

Ownership Interest Page 22

63.

We note your statement regarding an option to acquire a 100% interest in five mineral permits. Please clarify the definition of a mineral permit. For example, tell us how the land use rights of your mineral permit compare to those of a mineral concession or mineral claim.

Response:

Mineral permits are issued on a “per township” basis in Canada. We optioned 5 mineral and mining permits for 5 townships totaling roughly 113,000 acres. The registration statement has been revised to reflect this information. Please see page 24.

History of Operations page 23

64.	We note you disclose historical mineral estimates throughout your filing. Please remove all mineral estimates until you have a proven or probable reserve as defined by Section (a) of Industry Guide 7.

Response:

We have removed all mineral estimates in the registration statement.

Current State and Plan of Operations page 23

65.

We note your statement that you have completed a 12 week sampling program. Please forward to our engineer, as supplemental information and not as part of your filing, the sampling and chemical analysis data associated with your Canadian and Argentine projects, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response:

The sampling and chemical analysis data associated with our Canadian and Argentine projects, pursuant to paragraph (c) of Industry Guide 7, are forthcoming on a CD, formatted as Adobe PDF files. We are sending this information to Mr. Coleman and the name of our technical person is Mike Dufresne, and his phone number is 780-439-5380.

66.

Please expand your disclosure concerning the exploration plans for each of your properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•

A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

	•	If there is a phased program planned, briefly outline all phases.

	•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

	•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

Response:

The registration statement has been revised in accordance with the Staff’s comments. Please see page 29.

67.

Additionally, in an appropriate section of your filing, provide a brief description of the QAIQC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. In your response please indicate the location of this disclosure.

Response:

Language referencing any of the testing and all references regarding an estimate by the Alberta Geological Survey has been removed from the registration statement.

Geology page 23

68.

In this section of your filing it is unclear if your disclosure pertains to your specific property or the general region in which your property is located. Please clarify and revise your disclosure accordingly. Please note that all sample data should be limited to your specific property.

Response:

Language referencing any of the testing and all references regarding an estimate by the Alberta Geological Survey has been removed from the registration statement.

69.	In this regard, when reporting the results of sampling and chemical analyses, please revise the disclosure throughout your filing to address the following guidance:

	•	Disclose the location and type of sample.

	•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

	•	Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

	•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

•	Eliminate grades disclosed as "up to" or "as high as" or "ranging from." • Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data. Soil samples may be disclosed as a weighted average value over an area. • Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade. Salta Aqua Claims page 24

Response:

We have removed the results of sampling and chemical analyses, including all mineral estimates, from the registration statement.

70.

Please insert a small-scale map showing the location and access to your property in Argentina, as required by Section (b)(2) of Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.

Response:

The registration statement has been revised to include small-scale maps showing the location and access to our property in Argentina. Please see pages 27 and 28.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, /s/ Alexander Walsh
Alexander Walsh
President and Chief Executive Officer